UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
THERETO FILED PURSUANT TO RULE 13-2(a)

Hypercom Corporation
(Name of Issuer)
Common Stock, $.001 par value per share
(Title of Class of Securities)
44913M105
(CUSIP Number)
George Wall
Rutan & Tucker, LLP
611 Anton Boulevard, Suite 1400
Costa Mesa, California 92626
(714) 641-3450
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 31, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44913M105	SCHEDULE 13D	Page 2 of 10

1	NAMES OF REPORTING PERSONS Alex Meruelo Living Trust I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO – Trust Funds

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

California

	7	SOLE VOTING POWER

NUMBER OF		2,500,000 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,500,000 (1)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,500,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.7%(2)

14	TYPE OF REPORTING PERSON

OO – Trust

(1)	The power to vote the shares of Hypercom Corporation is exercised through Alex Meruelo Living Trust’s sole trustee, Alex Meruelo.

(2)	The number of outstanding shares of Common Stock for purposes of this calculation consists of 53,148,718 shares outstanding as of November 5, 2007, as reported in the Company’s Form 10-Q filed for the quarterly period ending September 30, 2007.

CUSIP No. 44913M105	SCHEDULE 13D	Page 3 of 10

1	NAMES OF REPORTING PERSONS Alex Meruelo I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		2,500,000 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,500,000 (1)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,500,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.7%(2)

14	TYPE OF REPORTING PERSON

IN

(1)	Alex Meruelo is the beneficial owner of the reported shares by virtue of his position as trustee of the Alex Meruelo Living Trust.

(2)	The number of outstanding shares of Common Stock for purposes of this calculation consists of 53,148,718 shares outstanding as of November 5, 2007, as reported in the Company’s Form 10-Q filed for the quarterly period ending September 30, 2007.

CUSIP No. 44913M105	SCHEDULE 13D	Page 4 of 10

1	NAMES OF REPORTING PERSONS Luis Armona I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		750,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		750,000

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	750,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	1.4%(1)

14	TYPE OF REPORTING PERSON

	IN

(1)	The number of outstanding shares of Common Stock for purposes of this calculation consists of 53,148,718 shares outstanding as of November 5, 2007, as reported in the Company’s Form 10-Q filed for the quarterly period ending September 30, 2007.

CUSIP No. 44913M105	SCHEDULE 13D	Page 5 of 10
Item 1. Security and Issuer.
     This statement on Schedule 13D (the “Statement”) is related to shares of Common Stock, $.001 par value per share (the “Common Stock”), of Hypercom Corporation, a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 2851 West Kathleen Road, Phoenix, Arizona 85053.
Item 2. Identity and Background
     (a) This Statement is filed by:
          (i) Alex Meruelo Living Trust, a trust formed in California (the “Meruelo Trust”), with respect to the Common Stock directly and beneficially owned by the Meruelo Trust; Alex Meruelo is the sole trustee of the Meruelo Trust;
          (ii) Alex Meruelo with respect to the Common Stock beneficially owned by him by virtue of his position as the sole trustee of the Meruelo Trust; and
          (iii) Luis Armona with respect to the Common Stock directly and beneficially owned by him.
Each of the foregoing is referred to as a “Reporting Person” and collectively, as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.
     (b) The address of the principal office of each of the Reporting Persons is 9550 Firestone Blvd., Suite 105, Downey, California 90241.
     (c) The Meruelo Trust is a grantor trust. The principal business and occupation of each of Alex Meruelo and Luis Armona is residential and commercial real estate development, underground utility construction and restaurant franchising and operations.
     (d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) No Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) The Meruelo Trust is a trust formed under the laws of the State of California. Messrs. Meruelo and Armona are citizens of the United States.
Item 3. Source and Amount of Funds or Other Consideration.
     As of November 12, 2007, the Reporting Persons had purchased, in open market purchases, an aggregate of 3,250,000 shares of Common Stock, for a total purchase price of approximately $18,769,059, including brokerage commissions. The Reporting Persons purchased such shares with a combination of trust funds from the Meruelo Trust and personal funds.

CUSIP No. 44913M105	SCHEDULE 13D	Page 6 of 10
Item 4. Purpose of Transaction.
     The Reporting Persons have acquired the shares of Common Stock for investment purposes. The Reporting Persons from time to time intend to review their investment in the Company on the basis of various factors, including the Company’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Common Stock in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time, which may include further acquisitions of shares of Common Stock or disposal of some or all of the shares of Common Stock currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons, either in the open market or in privately negotiated transactions.
     In addition, the Reporting Persons intend to engage in communications with one or more stockholders, officers or directors of the Company, including discussions regarding the Company’s operations and strategic direction and ideas that, if effected, may result in, among other things: (a) the acquisition by the Reporting Persons of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) changes in the present board of directors or management of the Company; (e) a material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s certificate of incorporation or bylaws or other actions which may impede the acquisition of control of the Company by any person; (h) causing any class of the Company’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to the Securities Exchange Act of 1934, as amended; or (j) any action similar to those enumerated above. Except to the extent that the foregoing discussions may be deemed to be a plan or proposal, none of the Reporting Persons currently has any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider their position, change their purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D) or formulate and implement plans or proposals with respect to any of the foregoing.
Item 5. Interest in Securities of the Issuer.
     (a) As of November 12, 2007, the Meruelo Trust was the beneficial owner of 2,500,000 shares of Common Stock (which represents approximately 4.7% of the outstanding shares of Common Stock of the Company, based on information reported in the Company’s Form 10-Q filed for the quarterly period ending September 30, 2007). Pursuant to Rule 13d-3, Mr. Meruelo is deemed the beneficial owner of shares of Common Stock held by the Meruelo Trust due to his position as trustee of such trust, and because the trust is revocable. As of November 12, 2007, Mr. Armona was the beneficial owner of 750,000 shares of Common Stock (which represents approximately 1.4% of the outstanding shares of Common Stock of the Company, based on information reported in the Company’s Form 10-Q filed for the quarterly period ending September 30, 2007).

CUSIP No. 44913M105	SCHEDULE 13D	Page 7 of 10
     (b)

	Shared		Shared	Sole
	Voting	Sole Voting	Dispositive	Dispositive
	Power	Power	Power	Power
Meruelo Trust	0	2,500,000	0	2,500,000
Alex Meruelo	0	2,500,000	0	2,500,000
Luis Armona	0	750,000	0	750,000
     (c) During the past sixty days, the only transactions in the Common Stock effected by the Meruelo Trust were the following open market purchases:

		Number of Shares
Date	Price Per Share	Acquired
9/28/2007	$4.60	10,000
10/31/2007	$5.45	350,000
11/1/2007	$5.23	108,991
11/8/2007	$5.06	31,009
     During the past sixty days, the only transactions in the Common Stock effected by Luis Armona were the following open market purchases:

		Number of Shares
Date	Price Per Share	Acquired
10/31/2007	$5.45	50,000
11/8/2007	$5.06	64,700
     (d) Not applicable.
     (e) Not applicable.
     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     On November 12, 2007, the Reporting Persons entered into a Joint Filing Agreement (the “Joint Filing Agreement”), in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.
     Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Company.

CUSIP No. 44913M105	SCHEDULE 13D	Page 8 of 10
Item 7. Material to be Filed as Exhibits.

Exhibit	Description

99.1	Joint Filing Agreement, dated November 12, 2007, entered into by and among the Alex Meruelo Living Trust, Alex Meruelo and Luis Armona.

CUSIP No. 44913M105	SCHEDULE 13D	Page 9 of 10
SIGNATURES
     After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 12, 2007	Alex Meruelo Living Trust
	By:	/s/ Alex Meruelo
Alex Meruelo, Trustee

/s/ Alex Meruelo
Alex Meruelo

/s/ Luis Armona
Luis Armona

CUSIP No. 44913M105	SCHEDULE 13D	Page 10 of 10

EXHIBIT FILED WITH THIS SCHEDULE

Exhibit	Description

99.1	Joint Filing Agreement, dated November 12, 2007, entered into by and among the Alex Meruelo Living Trust, Alex Meruelo and Luis Armona.